[Speedemissions, Inc. Letterhead]

October 20, 2003

Via Facsimile (202) 942-9527
and Via Edgar

United States Securities
and Exchange Commission
Division of Corporation Finance
Mail Stop 0305
Washington, D.C. 20549
Attn: Matt Bazley

    Re:  Speedemissions, Inc.
Form SB-2
Filed October 3, 2003

Dear Mr. Bazley:

Pursuant to your telephone conversation with our legal counsel today, the Company has elected to withdraw the above-referenced Registration Statement.

Thank you for your time and attention to this matter.

Very truly yours,

Richard A. Parlontieri
President